July 21, 2006



Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Max A. Webb

RE:      ARRAN FUNDING LIMITED
         POST-EFFECTIVE AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-3 (THE "REGISTRATION STATEMENT") - FILE NO. 333-128502, 01 AND 02

Dear Mr. Webb:

Thank you for your letter dated June 30, 2006 setting forth the comments of the staff of the Securities and Exchange Commission to the post-effective amendment No. 2 to the Registration Statement on Form S-3 filed on June 23, 2006 in respect of notes to be offered from time to time by Arran Funding Limited, a public limited liability company incorporated in Jersey, Channel Islands.

     The responses to the staff's comments are set forth below. For convenience, we have re-typed in italics the staff's comment preceding each response.

Registration Statement on Form S-3
Base Prospectus

General

1. While we note your response to prior comment 9 of our letter dated June 8, 2006, please revise throughout to identify the "sponsor" as applicable. For instance, please revise your back cover page.

As per our understanding of your concern, RBS is referred to as the "arranger" on the front and back cover page of the prospectus and on pages 16, 23, 49, 132,
 137, 185, 189 and 245. In one of the references on page 49 and in each of the references on pages 16, 23, 132, 137, 185, 189 and 245, the term
"arranger" was used in the context of RBS acting solely as an underwriter and therefore RBS's role as "sponsor" was not applicable. For one reference on page 49, RBS's role as "sponsor" was added. In addition, RBS's role as "sponsor" was added in an additional place we thought appropriate on the back cover.

The Depositor, Loan Note Issuing Entity and Investor Beneficiary, page 15

2. While we note your response to prior comment 10, please consider relocating this section to appear under "The Parties" on page 13 to assist investors with locating summary information regarding the parties to your transaction.

The change requested by the staff has been made.

Appendix G, Form of Final Terms, page 204

Receivables Information, page 220.

3. While we note your response to prior comment 24, please tell us whether going forward you will provide historical yield information for periods after October 2005. If so, please provide brackets in your disclosure to indicate that you will provide this information.

The issuer intends to include yield information for the securitized portfolio for periods after October 2005. The form of table included on page 236 under the heading "Securitized Portfolio Yield" shows how the information will be presented to investors. Initially, the table will only cover the relevant period of months from October 2005 to the date of the Final Terms. Eventually, the table will present annual information and any applicable stub period.

4.   Please provide a title for the second table that appears on page 220.

The table, presenting Net Charge-off Experience for the securitized portfolio, has been identified as such as requested by the staff.

5. While we note your response to prior comment 25, please provide a cross reference in your footnote (2) to the appropriate section in the base prospectus.

The change requested by the staff have been made.

6. While we note your response to prior comment 26, revise to disclose page numbers for each table mentioned.

The changes requested by the staff have been made.

7. Furthermore, please consider revising your disclosure here to indicate that although "standardized credit scoring is not used in the UK credit card market," your business uses a credit scoring system as disclosed on page 52.

The change requested by the staff has been made.

                                    * * * * *

     Please feel free to contact Lewis Cohen at (212) 878-3144 or Byron Hing at
(212) 878-3213 with any questions or comments you may have regarding this matter.

                                    Regards,

                                    Lewis Rinaudo Cohen

cc:  Rolaine Bancroft
     Dan McGarvey
     Steve Thierbach